                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1*)

                            WESTMORELAND COAL COMPANY
                            -------------------------
                                (Name of Issuer)

                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)

                                   960878 10 6
                                 --------------
                                 (CUSIP Number)

            Deborah A. Hays, Archer & Greiner, One Centennial Square,
                      Haddonfield, NJ 08033 (609-795-2121)
            ---------------------------------------------------------
                          (Name, Address and Telephone
                           Number of Person Authorized
                             to Receive Notices and
                                 Communications)

                                February 1, 1999
            ---------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                       (Continued on the following pages)
                                Page 1 of 4 Pages



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CUSIP NO.             960878 10 6
            --------------------------------


--------------------------------------------------------------------------------
1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
   Persons


                    Alvin Hoffman    ###-##-####
--------------------------------------------------------------------------------
2) Check the Appropriate Box if a Member of a Group (See Instructions)

   (a)      [   ]
   (b)      [   ]


--------------------------------------------------------------------------------
3) SEC Use Only


                N/A
--------------------------------------------------------------------------------
4) Source of Funds (See Instructions)


--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]


--------------------------------------------------------------------------------
6) Citizenship or Place of Organization


                                  United States
--------------------------------------------------------------------------------
Number of Shares           (7)      Sole Voting Power
Beneficially                             64,174
Owned By Each              -----------------------------------------------------
Reporting                  (8)      Shared Voting Power
Person                                     Zero
With                       -----------------------------------------------------
                           (9)      Sole Dispositive Power
                                    203,673
                           -----------------------------------------------------
                           (10)     Shared Dispositive Power
                                          Zero
                           -----------------------------------------------------

--------------------------------------------------------------------------------
11) Aggregate Amount Beneficially Owned by Each Reporting Person

                                     203,673
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions) [  ]

--------------------------------------------------------------------------------
13) Percent of Class Represented by Amount in Row (11)
                                      2.88%
--------------------------------------------------------------------------------
14) Type of Reporting Person (See Instructions)
                                       IN
--------------------------------------------------------------------------------


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




         The Statement on Schedule 13-D is hereby amended as follows:

Item 5 - Interest in Securities of the Issuer.
---------------------------------------------

         Item 5 of Schedule 13D is amended in its entirety to read as follows:

         "On December 16, 1998, Alvin Hoffman sold in the open market 50,000 shares of the Issuer's Common Stock and 10,000 shares of the Issuer's Series A Convertible Exchangeable Preferred Stock. On February 1, 1999, Alvin Hoffman sold in the open market an additional 10,000 shares of the Issuer's Common Stock. On February 4, 1999, Alvin Hoffman sold in the open market an additional 5,000 shares of the Issuer's Series A Convertible Exchangeable Preferred Stock.

         Following the consummation of such transactions, Alvin Hoffman individually beneficially owns 27,800 shares of the Issuer's Common Stock and 21,300 shares of the Issuer's Series A Convertible Exchangeable Preferred Stock. Mr. Hoffman also has sole dispositive power with respect to an additional 61,500 shares of the Issuer's Common Stock and 45,675 shares of the Issuer's Series A Convertible Exchangeable Preferred Stock, which shares are held in discretionary accounts for Mr. Hoffman's customers. Mr. Hoffman is associated with Makefield Securities Corp., which is an NASD registered broker/dealer, as a registered representative. In the aggregate, Mr. Hoffman beneficially owns 89,300 shares of the Issuer's Common Stock and 66,975 shares of the Issuer's Series A Convertible Exchangeable Preferred Stock.

         Each share of the Issuer's Series A Convertible Exchangeable Preferred Stock is convertible into 1.7077 shares of the Issuer's Common Stock. Thus, Mr. Hoffman currently is deemed to be the beneficial owner of 203,673 shares of the Issuer's Common Stock (89,300 + (66,975 x 1.7077)). As a result of the transactions described above, Mr. Hoffman is currently deemed to be the beneficial owner of 2.88% of the outstanding shares of the Issuer's Common Stock and has ceased to be the beneficial owner of more than 5% of the Issuer's Common Stock.

         Other than as set forth above, during the past 60 days, Mr. Hoffman has not been involved in any other transactions involving shares of the Issuer's stock."





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


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 8, 1999
-----------------------
Date

 /s/ Alvin Hoffman
-----------------------
Signature

Alvin Hoffman
-----------------------
Name/Title
















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